Exhibit 99.3

Silvercorp to Announce Second Quarter Results & Hold Analyst Conference Call

Trading Symbol: TSX:SVM	October 28, 2008

VANCOUVER, British Columbia – October 28, 2008 – Silvercorp Metals Inc. (“Silvercorp”) expects to release its unaudited second quarter results for the period ended September 30, 2008, on Thursday, November 13, 2008, after the close of the market.

Silvercorp’s management will hold a conference call on Monday, November 17, 2008, at 9:00 a.m. (PST) to discuss the second quarter results with analysts. Shareholders, media, and interested investors are invited to listen to the live conference call over the internet by going to www.silvercorp.ca and clicking on the conference call link on the home page or over the phone by dialing (612) 332-0107 just prior to its start time. Analysts who wish to receive the toll-free dial-in number for this conference call are invited to contact Silvercorp at (604) 669-9397 or via email to ir@silvercorp.ca no later than 2:00 p.m. Pacific Time on Friday, November 14, 2008. All participants will be asked to register with the conference call operator.

About Silvercorp Metals Inc.

Silvercorp Metals Inc., China’s largest primary silver producer is engaged in the acquisition, exploration, and development of silver related mineral properties focusing in the People's Republic of China ("China"). Currently, the Company is operating and developing four Silver-Lead-Zinc mines at the Ying Mining Camp, Henan Province, owned through its 77.5% and 70% Chinese subsidiary companies. In Guangdong Province, it is applying for a mining permit for the newly acquired GC/SMT property, owned through a 95% Chinese subsidiary. Silvercorp is also exploring the Na-Bao Polymetallic Project in Qinghai Province, China owned through its 82% Chinese subsidiary. The Company's common shares are included as a component of the S&P/TSX Composite, the S&P/TSX Global Gold, and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO, & Lorne Waldman, Corporate Secretary. Phone: (604) 669-9397, Fax: (604) 669-9387, Email: info@silvercorp.ca, Website: www.silvercorp.ca